Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

June 25, 2010

Mr. Simon Ridgway

Radius Gold Inc.

830 – 355 Burrard Street

Vancouver, BC

V6C 2G8

Dear Mr. Ridgway:

As stated in Note 2(d) to the consolidated financial statements of Radius Gold Inc. for the year ended December 31, 2009, the Company changed its method of accounting for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry and states that the newly adopted accounting principle is preferable in the circumstances because management believes that this treatment provides a more relevant and consistent depiction of the asset base of the Company prior to establishing the economic feasibility of its resource base. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Canadian generally accepted accounting principles for selecting from among the alternative accounting principles that exist in this area. Further, the Canadian Institute of Chartered Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the TSX Venture Exchange and Securities and Exchange Commission, we are furnishing this letter.  There was no change in the accounting for exploration costs under United States of America Generally Accepted Accounting Principles.

Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note 2(d) is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

(signed) “BDO CANADA LLP”

Chartered Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.